Exhibit 107

Calculation of Filing Fee Table

424(b)(5)

(Form Type)

Essential Utilities, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit(1)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	5.300% Notes due 2052	457(r)	$ 500,000,000	99.128%	$ 495,640,000	.0000927	$ 45,945.83(1)
		Total Offering Amounts			—		$ 495,640,000
		Total Fees Previously Paid			—	—	—	—
		Total Fee Offsets			—	—	—	—
		Net Fee Due			—	—	—	$ 45,945.83

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3ASR (File No. 333-255235).